                                 	PROSPECTUS

                            INFOSAFE SYSTEMS, INC.
    2,319,420 Units, each consisting of one share of Class A Common Stock,
                       1.11721 Redeemable Class A Warrants
                     and 1.11721 Redeemable Class B Warrants
                   18,472,626 Shares of Class A Common Stock
                     2,897,979 Redeemable Class A Warrants
                     8,315,039 Redeemable Class B Warrants


     This Prospectus relates to the resale, from time to time, by certain securityholders of the following securities of Infosafe
Systems, Inc. (the "Company") which the Company issued in a private placement (the "1997 Private Placement") on March 31, 1997:
(i) 1,603,274 Units, each Unit consisting of one share of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), approximately 1.11721 Redeemable Class A Warrants and approximately 1.11721 Redeemable Class B Warrants, issued in connection with the 1997 Private Placement; (ii) up to 1,603,274 shares of Class A Common Stock contained in such Units; (iii) up to 1,791,186 redeemable
Class A Warrants (the "Class A Warrants") contained in such Units
(including 187,912 Class A Warrants issuable pursuant to anti-dilution provisions contained in the Class A Warrants contained in the Units) such Class A Warrants exercisable to purchase up to 1,791,186 shares of Class A Common Stock and 1,791,186 Class B Warrants; (iv) up to 1,791,186 redeemable Class B Warrants (the "Class B Warrants," and together with the Class A Warrants the "Warrants") contained in such Units
(including 187,912 Class B Warrants issuable pursuant to anti-dilution provisions contained in the Class A Warrants contained in the Units) such Class B Warrants exercisable to purchase up to 1,791,186 shares of Class A Common Stock; (v) up to 1,791,186 Class B Warrants underlying the 1,791,186 Class A Warrants (such Class B Warrants exercisable to purchase up to 1,791,186 shares of Class A Common Stock including up to 187,912 shares of Class A Common Stock issuable as a result of anti-dilution provisions contained in such Class A Warrants); (vi) an aggregate of 5,373,558 shares of Class A Common Stock issuable on exercise of such Class A Warrants and Class B Warrants; (vii) 561,146 Units issuable on exercise of a Unit Purchase Option issued to D.H. Blair Investment
Banking Corp. (the placement agent in the 1997 Private Placement) or its designees ("Blair"); (viii) 561,146 shares of Class A Common Stock,
626,915 Class A Warrants and 626,915 Class B Warrants underlying such
Unit Purchase Option (including 65,769 Class A Warrants and 65,769
Class B Warrants issuable pursuant to anti-dilution provisions contained in such Warrants); (ix) 626,915 Class B Warrants underlying the
626,915 Class A Warrants and; (x) an aggregate of 1,880,745 shares of Class A Common Stock issuable on exercise of such Class A Warrants and
Class B Warrants.  The shares of Class A Common Stock, the Class A
Warrants and the Class B Warrants issued in the 1997 Private Placement are sometimes hereinafter referred to as the "Private Placement Class A Common Stock," the "1997 Private Placement Class A Warrants," and the "Private Placement Class B Warrants," respectively, and collectively as the "Private Placement Securities." The Selling Securityholders have agreed not to sell certain percentages of the 1997 Private
Placement Securities for periods ranging from June 18, 1997 to October 18, 1997.

     This Prospectus also relates to: (i) 208,918 Class A Warrants issuable pursuant to anti-dilution provisions contained in 1,782,500 Class A Warrants issued in connection with the IPO which provide for the issuance of approximately 1.11721 Class A Warrants for every outstanding Class A Warrant,
(ii) 1,991,418 shares of Class A Common Stock and 1,991,418 Class B
Warrants issuable on exercise of 1,991,418 Class A Warrants issued in connection with the IPO (includes 208,918 shares of Class A Common Stock and 208,918 Class B Warrants issuable pursuant to anti-dilution provisions contained in such Class A Warrants); (iii) 208,918 Class B Warrants issuable pursuant to anti-dilution provisions contained in 1,782,500
Class B Warrants issued in connection with the IPO, which provide for the issuance of approximately 1.11721 Class B Warrants for every outstanding Class B Warrant; (iv) an aggregate of 3,982,836 shares of Class A Common Stock issuable on exercise of the 1,991,418 Class B Warrants issued in connection with the IPO and the 1,991,418 Class B Warrants issuable on exercise of 1,991,418 Class A Warrants, above (includes 417,836 shares of Class A Common Stock issuable pursuant to anti-dilution provisions contained in such Class B Warrants); (v) 155,000 Units issuable to
D.H. Blair Investment Banking Corp. ("Blair"), the Company's underwriter in its IPO, pursuant to a unit purchase option issued in connection with the IPO (the "IPO Unit Purchase Option"); (vi) 155,000 shares of Class A Common Stock, 173,167 Class A Warrants and 173,167 Class B Warrants issuable on exercise of the IPO Unit Purchase Option and an aggregate of 519,501 shares of Class A Common Stock issuable on exercise of such Warrants (includes 18,167 Class A Warrants and 18,167 Class B
Warrants and an aggregate of 54,501 shares of Class A Common
Stock issuable pursuant to anti-dilution provisions contained in such Warrants); (vii) 87,904 Class A Warrants issuable pursuant to anti-dilution provisions contained in the 750,000 Class A Warrants issued to Selling Securityholders in the IPO (the "IPO Selling Securityholders");
(viii) 837,904 shares of Class A Common Stock and 837,904 Class B Warrants issuable on exercise of the 837,904 Class A Warrants issued to the IPO Selling Securityholders (includes 87,904 shares of
Class A Common Stock and 87,904 Class B Warrants issuable pursuant to anti-dilution provisions contained such Class A Warrants) and;
(ix) 837,904 shares of Class A Common Stock issuable on exercise of the 837,904 Class B Warrants underlying the 837,904 Class A Warrants (includes 87,904 shares of Class A Common Stock issuable pursuant to anti-dilution provisions contained in such Class B Warrants).

This Prospectus also relates to: (i) 9,889 Class A Warrants issuable pursuant to anti-dilution provisions contained in 84,375 Class A Warrants issued as a settlement in an arbitration; (ii) 94,264 shares of Class A Common Stock and 94,264 Class B Warrants issuable on exercise of the 94,264 Class A Warrants (including 9,889 shares of Class A Common Stock and
9,889 Class B Warrants issuable pursuant to anti-dilution provisions contained in such Class A Warrants); (iii) 94,264 shares of Class A
Common Stock issuable on exercise of the 94,264 Class B Warrants
(including 9,889 shares of Class A Common Stock issuable pursuant to anti-dilution provisions contained in such Class B Warrants) and;
(iv) 540,814 shares of Class A Common Stock issued or issuable on exercise of certain warrants to purchase Class A Common Stock received in connection with certain private placements in 1992
(including 22,064 shares of Class A Common Stock issuable pursuant to anti-dilution provisions contained in such warrants).

Each Class A Warrant entitles the holder to purchase, at an exercise price of $5.82, subject to adjustment, one share of Class A Common Stock and one Class B Warrant. Each Class B Warrant entitles the holder to purchase, at an exercise price of $7.83, subject to adjustment, one share of Class A Common Stock. The Class A Warrants and the Class B Warrants are exercisable at any time after issuance until February 18, 2002. The Class A Warrants, and the Class B Warrants are subject to redemption by the Company at $.05 per Class A Warrant or $.05 per Class B Warrant, on 30 days' written notice, if the average closing bid price of the Company's Class A Common Stock has equalled or exceeded $9.10 per share with respect to the Class A Warrants or $12.25 per share with respect to the Class B Warrants (subject to adjustment in each case) for 30 consecutive trading days ending within 15 days of the date the Warrants are called for redemption. See "Description of Securities."

                     ______________________________

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.  SEE
"RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN
FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.

                     ______________________________


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
OFFENSE.

                     ______________________________


Certain securityholders offering securities under this Prospectus and the securities offered by such securityholders are sometimes hereinafter referred to as the "Selling Securityholders" and the "Selling Securityholder Securities," respectively. The Selling Securityholder Securities offered by this Prospectus may be sold from time to time by the Selling Securityholder or by their transferees. The distribution of the Selling Securityholder Securities offered hereby by the Selling Securityholders may be effected in one or more transactions that may take place on the Nasdaq Stock Market or other exchanges or markets on which the Company's securities may be traded, in the over-the-counter market, including ordinary brokers' transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Securityholders. Certain Selling Securityholders have agreed not to exercise the Private Placement Class A Warrants and the Private Placement Class B Warrants for certain periods relating to each

Selling Securityholder ending from February 18, 1998 to March 31, 1998, provided, however, that purchasers of such Warrants from Selling
Securityholders are not subject to such restrictions on exercisability. The Company has agreed to pay a solicitation fee
(the "Solicitation Fee") equal to 5% of the exercise price in connection with the exercise of Warrants under certain conditions.
See "Plan of Distribution."

The Selling Securityholders, and intermediaries through whom such securities are sold, may be deemed underwriters within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered, and any profits realized or commissions received may be deemed underwriting compensation. The Company has agreed to indemnify the Selling Securityholders against certain liabilities, including liabilities under the Securities Act.

The Company will not receive any of the proceeds from the sale of securities offered herein. In the event all the outstanding Class A Warrants, Class B Warrants and other warrants are exercised, the Company will receive gross proceeds of approximately $94 million.

The Company's Units, Class A Common Stock, Class A Warrants and
Class B Warrants are traded on the Nasdaq SmallCap Market under the symbols "ISFEU," "ISFEA," "ISFEW," and "ISFEZ," respectively, and the closing bid prices of these securities on June 13, 1997, as reported by Nasdaq were $5 3/4, $2 7/8, $1 5/8 and $1 1/4, respectively. The exercise prices and other terms of the Class A Warrants and Class B Warrants were determined by negotiation between the Company and Blair at the time of the IPO and were adjusted pursuant to anti-dilution provisions contained in the Warrant Agreements covering the Warrants, and do not necessarily bear any relationship to the Company's assets, book value, results of operations, net worth or any other recognized criteria of value. Blair is subject to an investigation by the Securities and Exchange Commission (the "Commission"). See "Risk Factors."

INFOSAFE, PROTECTED BY INFOSAFE, and DESIGN PALETTE are trademarks of the Company. All other brand names or trademarks appearing in this Prospectus are the property of the respective holders.

The Company is currently a reporting company under the Exchange
Act, and as such, furnishes its securityholders with annual reports containing audited financial statements and such interim unaudited reports as it deems appropriate.



            	The date of this Prospectus is June 16, 1997.

                       	AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Securities offered hereby. This Prospectus constitutes a part of the Registration Statement and does not contain all of the information set forth therein and in the exhibits thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Class A Common Stock offered hereby, reference is hereby make to such Registration Statement and exhibits. Statements contained in this Prospectus as to the contents of any document are not necessarily complete and in each instance are qualified in their entirety by reference to the copy of the appropriate documents filed with the Commission.

     The Registration Statement and the reports and other information to be filed by the Company following the offering in accordance with the Exchange Act can be inspected and copied at the principal office of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: 7 World Trade Center, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60601. Copies of such materials may be obtained from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission. In addition, the Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission.


          	INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed with the Commission by the Company are incorporated in this Prospectus by reference and made a part hereof:

(1)	The Company's Annual Report on Form 10-KSB for the year
    ended July 31, 1996.

(2)	The Company's Quarterly Reports on Form 10-QSB for the
    quarters ended October 31, 1996, January 31, 1997 and
    April 30, 1997.

(3)	The Company's Current Reports on Form 8-K dated November 26, 1996,
    February 26, 1997, March 5, 1997 and June 11, 1997.


     Each document or report subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the securities under this Prospectus shall be deemed to be incorporated by reference into this Prospectus from the date of filing of such document. Any statement contained herein, or in the document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the Registration Statement and this

Page 6
Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

      The Corporation will provide, without charge, to any person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference, other than certain exhibits to such documents. Written requests should be directed to Infosafe Systems, Inc., 342 Madison Avenue, Suite 622, New York, New York 10173.
Attention:  Investor Relations (telephone:  (212) 867-7200).

                              	THE COMPANY

     The following summary is qualified in its entirety by the more detailed information and financial statements (including the notes thereto) incorporated herein by reference. Unless otherwise indicated, the information in this Prospectus does not give effect to the exercise of: (i) the Warrants; (ii) Blair's Private Placement Unit Purchase Option; (iii) Blair's IPO Unit Purchase Option; or (iv) options granted or available for grant under the Company's 1992 Stock Option Plan (the "1992 Plan") or the Company's 1994 Stock Option Plan, as amended (the "1994 Plan") or other outstanding options or warrants. This Prospectus contains certain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 including statements concerning applications of the Company's technologies, the Company's proposed products and future prospects, the Company's strategy and the Company's future cash flow requirements that involve risks and uncertainties, including the possibility that the Company: (i) will not be successful in commercializing the Infosafe copyright metering system; (ii) will be unable to identify other suitable product opportunities based on its technology or successfully commercialize other technology and (iii) that it will never achieve profitable operations, as detailed in "Risk Factors." Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements.

     Infosafe Systems, Inc. (the "Company") is a development stage company engaged in the design, development and marketing of systems for securing, controlling, delivering, metering and auditing electronic products, documents and programs, for use in stand-alone applications, corporate networks and open networks such as the Internet. The Company believes its technology (the "Infosafe System"), as well as the technology recently licensed from Visus Technologies, Inc. (VTI), and technology and methods being developed by a new subsidiary of the Company, Internet Commerce Corporation
(ICC), address critical areas of electronic commerce such as security, delivery, verification and metering of information. The Infosafe System meters the usage of information and can release information on a "pay per use" basis. The Company initially developed a hardware-based distribution system and is currently developing software-based distribution systems utilizing this technology. The Company is seeking, inter alia, to position itself as an independent third party to authenticate, certify, validate, authorize and facilitate secure transactions for electronic information. The Company believes that its technology is flexible and suitable for a wide range of electronic commerce and information security applications.

     The Company recently commenced marketing the Infosafe copyright metering system, a software based electronic copyright permission vending system to be made available through photocopy shops (quick printers) which allows customers to immediately obtain copyright licenses necessary to legally reproduce copyrighted materials. In December 1996, the Company entered into a two-year agreement with the Copyright Clearance Center ("CCC"), the largest licensor of photocopy reproduction rights in the United States which is currently responsible for licensing 1.75 million titles of books and periodicals from 9,200 publishers and which regularly acquires additional titles. Under the agreement, the Company has agreed to operate at commercial printers the first electronic copyright permission vending system for CCC-licensed material. Quick printers can then access the CCC copyright authorization database for customers who wish to reproduce copyrighted materials. All transactions are tabulated and recorded by Company. The Company is currently in the process of marketing this system to quick print chains and other venues. CCC is expected to participate in marketing the Infosafe copyright metering system jointly with the Company. The Company is currently in the process of developing a "software only" version of this system. Because it is expected that most users will prefer a software only solution, the Company is writing off substantially all of its equipment held for lease and the related software, which the Company had anticipated using in connection with its copyright metering system. In order to provide Infosafe copyright metering services until such development is complete, the Company expects to launch an interim system which will allow quick printers and their customers to call an "800" number, request permission to reproduce material from a publication and rapidly receive a faxed authorization.

     The Company's first commercial product, the Design Palette, was introduced in July 1995. The Design Palette is a point-of-sales hardware/software device incorporating the Company's patented technology which provides "pay-per-use" access to an encrypted CD-ROM library of graphic design products. To date, the Company's revenues from marketing the Design Palette have been minimal and the system has not achieved the sales results anticipated by the Company. Additionally, PhotoDisc, the largest supplier of images sold through the Design Palette, terminated its participation in the Design Palette program effective November 30, 1996. The Company is currently evaluating the extent, if any, to which it will continue to support and market the Design Palette system.

     The Company had recently been involved in creating a product, AudiNet, to monitor "hits" on a user's Internet or "Web" site which would make use of the Company's existing technology. Management has terminated development and marketing activities related to the AudiNet product due to a proliferation of competitive products that would preclude the Company from gaining a significant market presence and acceptance in this arena and from achieving satisfactory profit margins.

     Due to the development of sophisticated new mass delivery media such as closed corporate intranets and open networks such as the Internet, the Company believes that there may be other new, broad-based opportunities for securing and metering digital content for large-scale information providers to offer to their existing and prospective customer base. The Company has targeted several of such opportunities for commercialization.

     First, the Company believes that there is a potential market for a software-only digital image and information sale and distribution system which will allow for the sale of information and images through catalogues on the Internet or on CD-ROM. The Company is currently developing such a system and believes that its expertise in connection with its hardware and proprietary search-engine software technology will enable it to develop a software only distribution system using catalogues on the Internet, CD-ROM or other media. The system being developed by the Company would permit an individual user to select information or an image through the Company's catalogue and payment system and the information or image would be delivered either on-line, including the Internet, or on disc through the mail. The Company is considering initially targeting this potential application of its technology to two sectors of the imaging industry: the Royalty Free ("RF") market, where images can be purchased, for unlimited use, and the high-quality stock photo market where the terms, use, exclusivity and price of a photograph are negotiated. The Company believes that these are markets where the Company's technology could provide better search tools and timely, cost-effective delivery of the image.

     Second, the Company believes that there are opportunities to acquire technology complementary to the Company's technology and the Company intends to pursue, under appropriate circumstances, license agreements or strategic acquisitions to acquire rights to technology. The Company is currently pursing opportunities for: (i) development of an Internet software application for on-line delivery of original documents pursuant to an exclusive license which was recently entered into; and (ii) has agreed in principle to acquire a majority interest in a company which intends to develop a system which, the Company believes, will provide a competitively priced system for validating purchase orders and other business documents transmitted via electronic media, such as the Internet. See "Recent Developments" below.

     In March 1997, the Company completed a private placement of an aggregate of 1,603,274 units, each unit consisting of one share of Class A Common Stock, 1.11721 Class A Warrants and 1.11721 Class B Warrants, which units are identical to the units issued in the Company's IPO, though D.H. Blair Investment Banking Corp. and Joseph Stevens & Co.,
Inc. as placement agents. As a result of the 1997 Private Placement, the Company received net proceeds of approximately $4.2 million after placement agent fees and expenses and other offering expenses.

     The Company commenced operations in January 1992 and is in the development stage. The Company was incorporated under the laws of the State of Delaware on November 18, 1991. The Company's executive offices are located at 342 Madison Avenue, New York, New York 10173 and its telephone number is (212) 867-7200.


Recent Developments

     In March, 1997, the Company entered into an exclusive licensing agreement with Visus Technologies, Inc. (VTI) for the resale of its Scan2Web software. Scan2Web enables users to browse an on-line document archive and view content on a computer while preventing the printing of a "business quality" document. To receive an original document or a "business" quality copy, the user must pay the system provider (i.e. the Company, or the archive manager). The Company intends to use VTI's technology in combination with its own proprietary metering and encryption technologies to create secure sales delivery channels for documents and images over private and public networks. The Company has paid an advance royalty fee to VTI. The exclusivity of this license is terminable if the Company fails to generate certain revenues from the sale of the

Scan2Web technology and VTI retains the exclusive right to use this technology in certain circumstances. In addition, the Company has an outstanding letter of intent with VTI which provides the Company with an option to acquire 100% of VTI for Class A Common Stock of the Company. The Company is currently conducting discussions with VTI to change the terms of acquisition to terms more favorable to the Company.

     The Company has agreed in principal to purchase a majority interest in Internet Commerce Corporation (ICC), a new company which is developing Internet-based products and services for the electronic commerce marketplace. ICC currently intends to develop a system which, the Company believes, will provide a competitively priced system for facilitating and validating purchase orders and other business documents transmitted via electronic media, such as the Internet. The co-founders of ICC have been developing a technical and commercial plan for such a system and will contribute all their rights pursuant thereto to ICC. The Company believes that the synergy between the Company's proprietary security and encryption technology and ICC's electronic commerce services may enable both companies to broaden the appeal and usability of their products.

                            	RISK FACTORS

     The discussion in this "Risk Factors" section contains certain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 including statements concerning applications of the Company's technologies, the Company's proposed products and future prospects, the Company's strategy and the Company's future cash flow requirements that involve risks and uncertainties, including the possibility that the Company: (i) will not be successful in commercializing the Infosafe copyright metering system; (ii) will be unable to identify other suitable product opportunities based on its technology or successfully commercialize other technology; and
(iii) that it will never achieve profitable operations, as detailed in this "Risk Factors" section and elsewhere herein. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements.

     Limited Operating History; Limited Revenues from Operations; Independent Auditors' Report. The Company commenced operations in January 1992, is a development stage company and has a very limited operating history. From inception on November 18, 1991 to January 31, 1997 (unaudited), the Company recognized revenues of approximately $609,000 and had an accumulated deficit of approximately $9.3 million. Approximately $455,000 of such revenues were license fees relating to the Design Palette and revenue recognized on the purchase in April 1995 of the interest in the Design Palette not already owned by the Company. The Company has continued to operate at a deficit since January 31, 1997, and it expects to continue to operate at a deficit until such time, if ever, as operations generate sufficient revenues to cover its costs. The Company's ability to generate revenues and operate profitably is dependent on its success in marketing its Infosafe copyright metering system and in identifying other opportunities for its technology and commercializing its technologies. In addition, to the extent that the Company acquires companies or technologies, its ability to operate profitably will also be dependent on the success of the companies or technologies acquired. The likelihood of the success of the Company must be considered in light of the difficulties and risks inherent in a new business. There can be no assurance that revenues will increase significantly in the future or that the Company will ever achieve profitable operations.

     The report of the Company's independent auditors on the Company's financial statements for the fiscal year ended July 31, 1996 contains a paragraph which expresses substantial doubt about the Company's ability to continue as a going concern. The Company has incurred substantial losses since inception and, although shipments of its first product commenced in late July 1995, this product has not achieved commercial success and the Company anticipates losses to continue at a substantial rate in the future until such time, if ever, as there is a substantial increase in product sales as it markets its products and develops new applications for its technology.

     Need for Additional Financing.    The Company has significant cash
requirements in connection with its business, including expenditures for research and development of new applications of its existing and new technology, marketing, acquisitions and general corporate purposes. The Company anticipates losses to continue through at least the fiscal year to end July 31, 1998. The Company may be required to seek additional financing in the event of delays, cost overruns or unanticipated expenses, or in the event the Company is unable to realize increases in its revenues. The Company's ability to increase its revenues and reduce or eliminate losses will be dependent on its success in marketing the Infosafe copyright metering system and its ability to identify and successfully develop and market other products utilizing its capabilities. In the event such necessary financing is not obtained, the Company's operations will be materially adversely affected and the Company will have to cease or substantially reduce operations. Any additional equity financings may be dilutive to stockholders, and debt financings, if available, may involve restrictive covenants.

     Uncertainty of Commercialization of the Infosafe System. The Infosafe System has not yet achieved commercial acceptance and its viability has not been determined under large scale commercial operations. To date, the Design Palette is the only product of the Company which has been commercialized. Although the Company has historically devoted much of its efforts to developing and marketing the Design Palette, this product has failed to achieve the desired results or penetrate its intended markets. Additionally, PhotoDisc, the largest supplier of images for the Design Palette, terminated its participation in the Design Palette program as of November 30, 1996 and access to PhotoDisc images is no longer available through the Design Palette. There can be no assurance that existing users will not limit or stop using the Design Palette due to the unavailability of PhotoDisc images or that such actions by customers would not adversely effect future sales of the product. The Company is currently evaluating the extent, if any, to which it will continue developing and marketing Design Palette and it expects to focus the majority of future development, production and commercialization efforts on its Infosafe copyright metering system, as well as on other Infosafe products.

     Need to Successfully Commercialize the Infosafe Copyright Metering System and Other New Infosafe Products. The Company's principal focus in the near term will be on marketing the Infosafe copyright metering system. In December 1996, the Company signed a two year agreement with CCC with respect to the Company's offering of the Infosafe copyright metering system to commercial locations which will provide users access to CCC's licensing facilities and database. While CCC is the largest vendor of copyright permissions in the United States, there are a substantial number of publishers which do not license their material through CCC. The success of the Infosafe copyright metering system will depend in part on the ability of the Company to successfully complete development of a software only version to install at quick print locations as well as its ability to effectively market this product to quick print chains and other vendors as a profitable addition to their services. These vendors must educate their personnel to use the system and market this service to the public. Copyright licensing fees are paid when reprints of published materials are purchased from the publisher. There can be no assurances that the Company's marketing efforts will be successful or that, the Infosafe copyright metering system will ever become widely used or generate significant revenues for the Company.

     The CCC Agreement requires the Company to provide services to the vendor at the Company's expense. The agreement with CCC does not include a specific commitment that CCC will provide the Company with full access to its database and licensing facilities during the term of the agreement nor does it restrict CCC's right to grant such access to other companies. Accordingly, there can be no assurance that CCC will continue to provide access to its database and licensing facilities to the Company or that CCC will not grant access to its database and licensing facilities to competitors of the Company. Furthermore, there can be no assurance that the agreement with CCC will be renewed after the expiration of its term. The Company does not believe that there exists a viable alternative licensing database to CCC's.

     The Company's success will be dependent on its ability to commercialize other new products and identify new opportunities using the Company's technology or to make licensing arrangements with or acquire companies having technologies which create new product opportunities. There can be no assurance that the Company will successfully develop these products, that the Company will be successful in completing any licensing agreements or fulfilling its obligations under its existing license agreement with VTI or that any products developed, licensed or acquired by the Company will attain significant market acceptance, result in significant sales or generate sufficient revenues.

     Limited Marketing Capabilities; Inability of Design Palette to Penetrate Target Markets. The Company's operating results will depend to a large extent on its ability to successfully market Infosafe products while creating market acceptance for its digital information management and verification system. The Company currently has limited marketing capabilities and experience and needs to hire additional sales and marketing personnel, as well as concentrate its limited resources and personnel on defined, active commercial purchasers of information. The Company's Design Palette product has not successfully penetrated its target market and there can be no assurance that any future marketing efforts undertaken by the Company will be successful or will result in any significant sales of products utilizing the Infosafe System.

     Possible Delisting of Securities from the Nasdaq Stock Market. While the Company's Units, Class A Common Stock, Class A Warrants and Class B Warrants are currently listed on the Nasdaq SmallCap market, there can be no assurance that the Company will meet the criteria for continued listing. Continued inclusion on Nasdaq generally requires that: (i) the Company maintain at least $2,000,000 in total assets and $1,000,000 in capital and surplus; (ii) the minimum bid price of the Class A Common Stock be $1.00 per share; (iii) there be at least 100,000 shares in the public float valued at $1,000,000 or more;
(iv) the Class A Common Stock have at least two active market makers; and (v) the Common Stock be held by at least 300 holders. Nasdaq has proposed more stringent requirements for continued inclusion on the Nasdaq SmallCap Market, which, if approved without modification, would require that a company, among other things, have at least $2,000,000 in "net tangible assets" ("net tangible assets" equals total assets less total liabilities and goodwill) or at least $35,000,000 in total market value or at least $500,000 in net income in two out of its last three fiscal years, as well as at least 500,000 shares in the public float, at least $1,000,000 in market value of the public float, and a bid price of not less than $1.00 per share.

     If the Company is unable in the future to satisfy Nasdaq's maintenance requirements, its securities may be delisted from Nasdaq. In such event, trading, if any, in the Units, Class A Common Stock and Warrants would thereafter be conducted in the over-the-counter market in the so-called "pink sheets" or the NASD's "Electronic Bulletin Board." Consequently, the liquidity of the Company's securities could be severely adversely affected, not only in the number of securities which could be bought and sold, but also through delays in the timing of transactions, reduction in security analysts' and media coverage of the Company and lower prices for the Company's securities than might otherwise be attained.

     Risk of Low-Priced Stock. If the Company's securities were delisted from Nasdaq (See "- Possible Delisting of Securities from the Nasdaq Stock Market"), they could become subject to Rule 15g-9 under the 1934 Act, which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worths in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, such rule may adversely affect the ability of broker-dealers to sell the Company's securities and may adversely affect the ability of purchasers of the Company's securities to sell any of the securities acquired in the secondary market.

     Securities and Exchange Commission (the "Commission") regulations generally define a "penny stock" to be any non-Nasdaq equity security that has a market price (as therein defined) of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the Commission relating to the penny stock market. Disclosure is also required to be made about commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     The foregoing required penny stock restrictions will not apply to the Company's securities if such securities continue to be listed on Nasdaq and have certain price and volume information provided on a current and continuing basis or meet certain minimum net tangible assets or average revenue criteria. There can be no assurance that the Company's securities will continue to qualify for exemption from these or modified restrictions. In any event, even if the Company's securities were exempt from such restrictions, it would remain subject to Section 15(b)(6) of the Exchange Act, which gives the Commission the authority to prohibit any person that is engaged in unlawful conduct while participating in a distribution of a penny stock from associating with a broker-dealer or participating in a distribution of a penny stock, if the Commission finds that such a restriction would be in the public interest.

     If the Company's securities were subject to the existing or proposed rules on penny stocks, the market liquidity for the Company's securities could be severely adversely affected.

     Dependence on Key Personnel; Change in President and Chief Executive Officer. The Company's success depends upon the continued contributions of its executive officers, sales and marketing personnel and technical personnel, particularly Arthur R. Medici, who recently joined the Company as its President and Chief Executive Officer. Thomas Lipscomb, who served as the Company's President and Chief Executive Officer until recently, has resigned from these positions, but continues to serve as the Company's non-executive Chairman of the Board. Although the Company has entered into an employment agreement with Mr. Medici and has obtained "key-man" life insurance on his life, competition for qualified personnel is intense, and the loss of services of Mr. Medici or other key personnel could adversely affect the business of the Company. There can be no assurance that the Company will be able to retain existing personnel or attract additional qualified personnel.

     Uncertain Patent Protection.    In February 1995, the U.S.
Patent and Trademark Office granted the Company U.S. Patent No. 5,394,469 entitled "Method and Apparatus for Retrieving Secure Information from Mass Storage Media" for its system to retrieve and monitor the use of protected information from digital media. This patent covers the Company's system for protecting, retrieving, and monitoring the use of information from media, delivered via CD-ROM, Internet or local area (intranet) networks. In December 1995, the Company was granted a second patent, U.S. Patent No. 5,473,687, entitled "Method for Retrieving Secure Information from a Database" covering its technology for providing a secure method for the commercial distribution and use of digital information on a rental basis using a technique to discourage long term use without endangering the computer or the operating system. In January 1997, the Company was granted a third patent, U.S. Patent No. 5,592,549, entitled "Method and Apparatus for Retrieving Selected Information From a Secure Information Source" relating to a system for integrating document "branding" with decryption so that the buyer, time and place of sale of information are identified. The Company has a pending U.S. patent application entitled "Apparatus and Storage Medium for Decrypting Information," as to which it has received a notice of allowance, relating to a secure electronic information distribution system for information stored in an encrypted form on a CD-ROM or other medium. This allows different decryption keys to be used for various stored data and eliminates the need to transmit an entire decryption code to a user. The patents and patent applications seek to protect the basic Company technology whether it is used for Design Palette, the Infosafe copyright metering system, or in RF or other image product sales.

     Although the Company has obtained certain patent rights, the Company believes that the protection of its rights will depend primarily on its proprietary algorithms and encryption techniques which constitute "trade secrets." The Company has made no determination as to the patentability of these trade secrets. The Company will continue to evaluate, on a case-by-case basis, whether applying for additional patents in the future is in the best interests of the Company. There can be no assurance that the Company's technology will remain a secret or that others will not develop similar technology and use such technology to compete with the Company.

     Additionally, there can be no assurance that any issued patents owned by the Company will afford adequate protection to the Company or not be challenged, invalidated, infringed or circumvented, or that patent applications relating to the Company's products or technologies that it may license in the future or file itself, including any patent as to which a notice of allowance has issued, will result in patents being issued, or that any rights granted thereunder will provide competitive advantages to the Company. Although the Company believes that its technology does not infringe upon the proprietary hardware or software of others, it is possible that others may have or be granted patents claiming products or processes that are necessary for or useful to the development of the Infosafe System and that legal actions could be brought against the Company claiming infringement. In the event that the Company is unsuccessful against such a claim, it may be required to obtain licenses to such patents or to other patents or proprietary technology in order to develop, manufacture or market its products. There can be no assurance that the Company will be able to obtain such licenses on commercially reasonable terms, if at all. If the Company is required to and does not obtain such licenses, it would encounter delays in the development and manufacturing of its products and technologies while it attempted to design around such patents or other rights and there can be no assurance that such attempts would be successful. Failure to obtain such licenses or to design around such patents or other rights would have a material adverse effect on the Company.

    In November 1992, the Company received notice of a possible infringement from a patent holder but believes that such claim is without merit.

     Competition. The business of distributing textual material and other forms of digital information through CD-ROMs is intensely competitive and fragmented and is characterized by rapidly evolving technology. Numerous companies, substantially all of which have greater financial and other resources than the Company, are currently engaged in the provision of this service. Although the Company is unaware of any company actually engaged in the commercial implementation of a hardware-based encryption/metering system for the distribution of digital information and software, the Company, as well as, other companies are attempting to develop functionally similar metering and encryption systems, on a software only basis. The Company anticipates it will also face competition as publishers and repackagers of information attempt to develop encrypted digital distribution technology in-house or in conjunction with others. Although the Company believes it will compete on the basis of the services it offers, there can be no assurance that the Company will be able to compete successfully.

     The Company further believes that it is possible to provide some of the benefits of Infosafe products by other means and that competitors may provide other solutions to problems involving the distribution of digital information in particular market segments.
In the market for business and professional information, the Company believes that it will continue to experience competition from paper-based systems such as loose-leaf information services, newsletters and books, from conventional on-line services that connect directly to PCs or through LANs. Alternative methods for the delivery of CD-ROMs such as unlimited usage CD-ROM products and CD-ROM products delivered in closed-end systems with usage monitoring capability will also compete with the Infosafe System. Other methods of protecting software, such as dongles, may be considered as alternatives to the Infosafe digital information distribution system.
 A dongle is a device that attaches to an I/O port of a computer. Dongle designs vary, but they typically contain a number of security locks, general purpose registers, and an access counter.

     The graphic and photo image industry already offers online and Internet-based distribution systems. Many of the large Royalty Free ("RF") image banks have created their own online search and distribution channels, among the most prominent of which are PhotoDisc and Publishers Depot ("PNI"), both of which sell large image collections online which can be downloaded by the purchaser. Other RF image vendors such as Comstock and Index Stock are engaged in online marketing and support online distribution of low-resolution images. While the Company believes that it has a high quality search engine which could allow it to be competitive with these companies and that the market for this service remains largely undeveloped, the Company does not have any agreements with suppliers of images to support such a product and there can be no assurance that such image suppliers or other competitors will not provide alternative services or systems, superior to what the Company could provide, at a more cost-effective price.

     There are other companies, including those listed in the markets above, that have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products in the field of electronic information and software distribution or other applications the Company intends to develop for its technology. Most of such companies have substantially greater resources than the Company. Some of those technologies may have an entirely different approach or means of accomplishing the desired effects of the products being developed by the Company. There can be no assurance that the Company's competitors will not succeed in developing technologies and products that are more effective or more cost-efficient than those being developed by the Company.

     Rapid Technological Change; Need for New Products; Introduction of Competitive Products. The market for the Company's technology is characterized by rapidly changing technology and frequent new product introductions. Even if the Company's technology gains initial acceptance, the Company's success will depend, among other things, on its ability to enhance its products and to develop and introduce new products and services that keep pace with technological developments, respond to evolving customer requirements and achieve continued market acceptance. There can be no assurance that the Company will be able to identify, develop, manufacture, market, support or acquire new products or deploy new services successfully, that such new products or services will gain market acceptance, or that the Company will be able to respond effectively to technological changes or product announcements by competitors. Any failure by the Company to anticipate or respond adequately to technological developments and customer requirements or any significant delays in product development or introductions could result in a loss of market share or revenues. The Company has devoted a substantial amount of its efforts to adapting its technology to the CD-ROM medium. There can be no assurance that CD-ROM technology will not be replaced by other distribution and access technologies including distribution over the Internet or that any such replacement will not involve substantial time and expense by the Company to adopt its technology, if at all possible, or that the technology being developed by the Company for application to information and images being delivered over the Internet will be successful.

     Uncertainties Relating to Commercial Use of the Internet. One of the Company's strategies is to apply its technology to the development of products for use in connection with the Internet. The success of these products is dependent on the continued development and acceptance of the Internet as a medium for delivery of published materials and distribution of commercial products and business-to-business purchase transactions. The failure of the Internet to be an effective distribution channel could have a material adverse effect on the Company's business and prospects. There can be no assurance that commerce over the Internet will become widespread and it is not known whether this market will develop to the extent necessary for demand for the Company's products to emerge and become sustainable. The Internet may not prove to be a viable commercial marketplace for a number of reasons, including inadequate communications bandwidth and a lack of secure payment mechanisms. Critical issues concerning the commercial use of the Internet (including security, reliability, cost, ease of use and access and speed) remain unresolved and may affect the use of the Internet as a commercial medium. To the extent that the Internet continues to experience significant growth in the number of users and level of use, there can be no assurance that the Internet infrastructure will continue to be able to support the demands placed upon it. Moreover, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity or due to increased governmental regulation. Changes in or insufficient availability of telecommunications services to support the Internet also could result in slower response times which might adversely affect customers' ability or willingness to use the Internet as a commercial marketplace. In addition the security and privacy concerns of existing and potential customers, as well as concerns related to computer viruses, may inhibit the growth of the Internet marketplace.

     If use of the Internet does not continue to grow or if the Internet infrastructure does not effectively support customer demand, the Company's business, results of operations and financial condition could be materially adversely affected.

     Charge to Income in the Event of Release of Escrow Shares or Conversion of Class B or Class E Shares. In the event any shares of Class B Common Stock held in escrow (the "Escrow Shares") or Class E shares (the "Class E Shares") held by the stockholders of the Company who are officers, directors, employees or consultants of the Company are released from escrow or converted, compensation expense will be recorded for financial reporting purposes. Therefore, in the event the Company attains any of the earnings thresholds or the Company's Class A Common Stock meets certain minimum bid prices required for the release of the Escrow Shares or conversion of the Class E Shares, such release or conversion will be deemed additional compensation expense of the Company. Such charge is not deductible for income tax purposes. Accordingly, the Company will, in the event of the release of the Escrow Shares or conversion of the Class E Shares, recognize during the period in which the reportable earnings thresholds are met or such minimum bid prices obtained, what could be a substantial charge which would have the effect of substantially increasing the Company's reportable loss or reducing or eliminating reportable earnings, if any, at such time. Although the amount of compensation expense recognized by the Company will not affect the Company's total stockholders' equity, it may have a depressive effect on the market price of the Company's securities.

     Control by Insiders; Possible Depressive Effect on the Company's Securities. As of the date of this prospectus, the executive officers and directors of the Company beneficially owned approximately 30% of the outstanding Class A, Class B (including the Escrow Shares) and Class E Common Stock of the Company, representing approximately 50.5% of the voting power of the Company. Thomas H. Lipscomb, who is Chairman of the Board and was formerly President and Chief Executive Officer of the Company, and Alan N. Alpern, Chief Financial Officer of the Company, have deposited substantially all of the approximately 2.2 million shares of Common Stock beneficially owned by them and other members of their families, which includes Class B Common Stock and Class E Common Stock of the Company and which represents approximately 49.4% voting power of the Company, in a voting trust until February 18, 2000. The shares of Common Stock held in the voting trust will be voted at the direction of a majority of the non-management directors of the Company and Arthur R. Medici, the President and Chief Executive Officer of the Company, and will effectively enable them to elect all the Company's directors and thereby direct the policies of the Company. Furthermore, the voting trust and the disproportionate vote afforded the Class B Common Stock could serve to impede or prevent a change of control of the Company.
 As a result, potential acquirors may be discouraged from seeking to acquire control of the Company through the purchase of Class A Common Stock, which could have a depressive effect on the price of the Company's securities.

      Future Sales of Common Stock. All of the Company's 1,372,566 shares of Class B Common Stock (including 70,000 shares to be issued to Arthur R. Medici pursuant to his employment agreement) are restricted securities, 781,244 shares of which are subject to escrow and are not transferable except upon the Company's meeting certain earnings levels or market price targets. See "Description of Securities -- Escrow Shares." Additionally, all of the Company's 1,478,637 shares of Class E-1 Common Stock and 1,478,637 shares of Class E-2 Common Stock (including the aggregate of 270,000 shares of Class E Common Stock to be issued to Arthur R. Medici pursuant to his employment agreement) are "restricted securities." These shares are also not transferable except upon the Company's meeting certain earnings levels or market price targets. See "Description of Securities -- Class E-1 and Class E-2 Common Stock."

     The Company is unable to predict the effect that sales made under Rule 144, or otherwise, may have on the then prevailing market price of the Company's securities although any future sales of substantial amounts of securities pursuant to Rule 144 could adversely affect prevailing market prices.

     Arbitrary Determination of Exercise Prices; Possible Volatility of Stock Price. The exercise prices of the Warrants (which have been adjusted for dilution) have been determined by negotiation between the Company and Blair and are not necessarily related to the Company's asset value, net worth or other established criteria of value. Market prices for the securities are influenced by a number of factors, including quarterly variations in the financial results of the Company and any competitors, changes in earnings, estimates by analysts, conditions in the digital information market, the overall economy and the financial markets. Such volatility can distort market value and can be particularly severe in the case of small capitalization stocks and immediately before or after an important corporate event such as a public offering. In recent years, the stock markets in general, and the securities of technology companies in particular, have experienced extreme price fluctuations in response to such occurrences as quarterly variations in operating results, changes in earnings estimates by analysts, announcements concerning new products, strategic relationships or technological innovations, general conditions in the technology industries and other events or facts. This pattern of extreme volatility in the stock market, which in many cases was unrelated to the operating performance of, or announcements concerning, the issuers of the affected stock may adversely affect the market price of the Class A Common Stock.

     Dividends Unlikely. The Company has not paid any cash dividends on its Common Stock and does not intend to declare or pay cash dividends in the foreseeable future. The Company expects that it will retain all available earnings, if any, to finance and expand its business. See "Dividend Policy."

     Current Prospectus and State Registration Requirements for the Exercise of Warrants; Resale of Warrants. Holders of Warrants will be able to exercise the Warrants only if (i) a current prospectus under the Securities Act relating to the securities underlying the Warrants is then in effect and (ii) such securities are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of Warrants reside. Although the Company has undertaken to maintain a current prospectus covering the securities underlying the Warrants to the extent required by Federal securities laws, there can be no assurance that the Company will be able to do so. The value of the Warrants may be greatly reduced if a prospectus covering the securities issuable upon the exercise of the Warrants is not kept current or if the securities are not qualified, or exempt from qualification, in the states in which the holders of Warrants reside. Persons holding Warrants who reside in jurisdictions in which such securities are not qualified and in which there is no exemption will be unable to exercise their Warrants and would either have to sell their Warrants pursuant to an exemption from registration or allow them to expire unexercised. If and when the Warrants become redeemable by the terms thereof, the Company may exercise its redemption right even if it is unable to qualify the underlying securities for sale under all applicable state securities laws. See "Description of Securities -- Redeemable Warrants."

     Potential Adverse Effect of Redemption of Warrants. The Warrants may be redeemed by the Company at any time after March 31, 1998 at a redemption price of $.05 per Warrant upon 30 days' notice provided the average closing Bid Price of the Class A Common Stock for any 30 consecutive trading days ending within 15 days of the notice of redemption exceeds $9.10, in the case of the Class A Warrants, or $12.25, in the case of the Class B Warrants (subject to adjustment in each case). Redemption of the Warrants could force the holders to exercise the Warrants and pay the exercise price at a time when it may be disadvantageous for the holders to do so, to sell the Warrants at the then current market price when they might otherwise wish to hold the Warrants, or to accept the redemption price, which will be substantially less than the market value of the Warrants at the time of redemption. See "Description of Securities -- Redeemable Warrants."

     Effect of Outstanding Options and Warrants; Registration Rights.
As of the date of this Prospectus, after giving effect to the issuance of the securities issued in the 1997 Private Placement and the anti-dilution adjustments in the exercise price of the Class A
Warrants and Class B Warrants issued and outstanding or issuable upon the exercise of certain options the Company had outstanding: (i) an aggregate of 4,714,772 Class A Warrants (including 494,623 Class A
Warrants issuable pursuant to anti-dilution provisions contained in such Class A Warrants) exercisable for 4,714,772 shares of Class A Common Stock and 4,714,772 Class B Warrants; (ii) an aggregate of 8,497,376 Class B Warrants (including the 4,714,722 Class B Warrants issued on the exercise of Class A Warrants, and including 891,453 Class
B Warrants issuable pursuant to anti-dilution provisions contained in such Class B Warrants), exercisable for 8,497,376 shares of Class A Common Stock;
(iii) the Unit Purchase Options issued to Blair and its designees in connection with the Company's IPO and the Company's 1997 Private Placement to purchase an aggregate of 716,146 Units indentical to the Units sold in the IPO and the 1997 Private Placement, such Units containing an aggregate of 716,146 shares of Class A Common Stock, 800,082 Class A Warrants and an aggregate of 1,600,164 Class B Warrants (including 800,082 Class B Warrants underlying the Class A Warrants), such Class A Warrants and
Class B Warrants exercisable for an aggregate of 2,400,246 shares of Class A Common Stock (including 251,808 shares of Class A Common Stock issuable pursuant to anti-dilution provisions contained in such Warrants);
(iv) options to purchase 966,999 shares of Class A Common Stock under the 1994 Plan; (v) options to purchase 57,500 shares of Class A Common Stock, 28,750 shares of Class E-1 Common Stock and 28,750 shares of Class E-2 Common Stock under the 1992 Plan and (vi) 210,314 other warrants (the "Private Placement Warrants") (including 22,064 warrants issuable pursuant to anti-dilution provisions contained in such warrants) to purchase 210,314 shares of Class A Common Stock, 94,125 shares of Class E-1 Common Stock and 94,125 shares of Class E-2
Common Stock. For the respective terms of such securities, the holders thereof are given an opportunity to profit from a rise in the market price of the Company's Class A Common Stock with a resulting dilution in the interests of the other stockholders.
The existence of the IPO Unit Purchase Options, outstanding options and warrants, Class A Warrants, Class B Warrants, and other options that may be issued by the Company may hinder future financing by the Company. Further, the holders of such options and warrants may exercise them at a time when the Company would otherwise be able to obtain additional equity capital on terms more favorable to the Company. No prediction can be made as to the effect, if any, that sale of these securities or the availability of such securities for sale without restriction will have on the market prices of the Company's securities prevailing from time to time. Nevertheless, the possibility that substantial amounts of securities may be sold in the public market may adversely affect prevailing market prices for the Company's securities and could impair the Company's ability to raise capital through the sale of its securities.

     In addition, holders of the IPO Unit Purchase Option and the Private Placement Unit Purchase Option have registration rights with respect to such option and the underlying securities. Exercise of the registration rights may involve substantial expense to the Company. Additionally, as of the date of this Prospectus, the Company's other warrants were exercisable through September 10, 2002 at exercise prices of $.50 to $2.50 per share, and contain anti-dilution provisions, demand and "piggy-back" registration rights.

     All the executive officers and directors of the Company and 5% of shareholders holding in the aggregate approximately 2,640,000 shares of Class B and Class E Common Stock have agreed that they will not sell any of the Company's securities owned by them prior to 13 months from the effective date of the Registration Statement relating to this Prospectus, without the consent of Blair, subject to certain immaterial exceptions.

     The shares of Class A Common Stock issuable upon exercise of the Company's Class A and Class B Warrants issued or issuable principally in connection with the Company's IPO may be resold without restriction provided there is a current prospectus under the Act relating thereto and applicable state securities laws are complied with.

     Possible Adverse Effects of Authorization of Preferred Stock; Anti-Takeover Provisions. The Company's Certificate of Incorporation authorizes the issuance of 4,950,000 shares of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although the Company has no present intention to issue any shares of its preferred stock, there can be no assurance that the Company will not do so in the future. See "Description of Securities."

     Limitation of Liability of Directors and Officers. The Company's Certificate of Incorporation limits the liabilities of the directors of the Company for monetary damages for breach of fiduciary duty as a director to the maximum extent permitted by Delaware law. Although such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission, the presence of these provisions in the Certificate of Incorporation could prevent the recovery of monetary damages against directors of the Company.

     Possible Restrictions on Market-Making Activities in the Company's Securities. Blair & Co. is currently, and the Company believes that it intends in the future to continue to be, a market-maker in the Company's securities. Regulation M, which was recently adopted to replace Rule 10b-6 and certain other rules under the Exchange Act, prohibits Blair & Co. from engaging in any market-making activities with regard to the Company's securities for the period from up to five business days (or such other applicable period as Regulation M may provide) prior to (i) any solicitation by Blair or Blair & Co. of the exercise of Warrants until the later of the termination of such solicitation activity or the termination (by waiver or otherwise) of any right that Blair or Blair & Co. may have to receive a fee for the exercise of such Warrants following such solicitation and (ii) any period during which Blair & Co. or any affiliated parties participate in a distribution of any securities of the Company owned for their own account. As a result, Blair & Co. may be unable to provide a market for the Company's securities during certain periods while the Warrants are exercisable. Any temporary cessation of such market-making activities could have an adverse effect on the market prices of the Company's securities. An unfavorable resolution of the investigation by the Securities and Exchange Commission (described below) could have the effect of limiting such firm's ability to make a market in the securities. Any temporary cessation of such market-making activities could have a material adverse affect on the market prices of the Company's securities.

     Possible Adverse Effect on Liquidity of the Company's Securities Due to the Investigation of D.H. Blair Investment Banking Corp. and D.H. Blair & Co., Inc. by the Securities and Exchange Commission.
The Commission is conducting an investigation concerning various business activities of Blair and Blair & Co., a selling group member which will distribute substantially all of the Units offered hereby. The investigation appears to be broad in scope, involving numerous aspects of Blair's and Blair & Co.'s compliance with the Federal securities laws and compliance with the Federal securities laws by issuers whose securities were underwritten by Blair or Blair & Co., or in which Blair or Blair & Co. made over-the-counter markets, persons associated with Blair or Blair & Co., such issuers and other persons. The Company has been advised by Blair that the investigation has been ongoing since at least 1989 and that it is cooperating with the investigation. Blair has advised the Company that it cannot predict whether this investigation will ever result in any type of formal enforcement action against Blair or Blair & Co., or, if so, whether any such action might have an adverse effect on Blair or Blair & Co. or the securities offered hereby. The Company has been advised that Blair & Co. currently makes a market in the Company's securities. An unfavorable resolution of the Commission's investigation could have the effect of limiting such firm's ability to make a market in the Company's securities, which could adversely affect the liquidity or price of such securities.




                          	USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of securities by the Selling Securityholders. In the event all of the outstanding Class A Warrants, Class B Warrants, and other warrants are exercised, the Company will receive gross proceeds of approximately $94 million.

                         	DIVIDEND POLICY

     The Company has never paid a cash dividend on its Common Stock and intends to continue to follow a policy of retaining earnings to finance future growth. Accordingly, the Company does not anticipate the payment of cash dividends to holders of Common Stock in the foreseeable future.



            	LIMITATION OF LIABILITY AND INDEMNIFICATION

     The Company's Certificate of Incorporation, as amended, as permitted by the Delaware General Corporation Law, limits the liability of the Company's directors to the Company or its stockholders for monetary damages arising from a breach of their fiduciary duties as directors in certain circumstances. This provision presently limits a directors' liability except where a director (i) breaches his or her duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or engages in intentional misconduct or a knowing violation of law,
(iii) for any transaction from which a director obtains an improper personal benefit, or (iv) under Section 174 of the Delaware General Corporation Law which imposes liability for willful or negligent payment of unlawful dividends, distributions or redemptions. This provision does not prevent the Company or its stockholders from seeking equitable remedies, such as injunctive relief or rescission. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have any effective remedy against actions taken by directors that constitute negligence or gross negligence.

     The Bylaws of the Company authorize the Company to indemnify its directors, officers or other persons serving at the request of the Company against liabilities and losses arising from their services in such capacities to the fullest extent permitted by law, including payment in advance of a final disposition of a director's or officer's expenses or attorneys' fees reasonably incurred in defending any action, suit or proceeding, other than in the case of an action, suit or proceeding brought by the Company on its own behalf against such person.

     The Company has been advised that it is the position of the Commission that insofar as the foregoing provisions may be invoked to disclaim liability for damages arising under the Securities Act, such provision is against public policy as expressed in the Securities Act and is therefore unenforceable.

     The Company believes that these charter provisions are consistent with certain provisions of the Delaware General Corporation Law, which are designed, among other thinks, to encourage qualified individuals to serve as directors and officers of Delaware corporations. The Company also believes these provisions will assist it in maintaining and securing the services of qualified directors and officers.

                        	SELLING SECURITYHOLDERS

     This Prospectus relates to an offering by the Selling
Securityholders of (i) 1,603,274 Units, each Unit consisting of one share of Class A Common Stock, approximately 1.11721 Class A Warrants and approximately 1.11721 Class B Warrants and (ii) 540,814 shares of
Class A Common Stock issued or issuable on exercise of certain warrants to purchase Class A Common Stock issued in connection with certain private placements in 1992 (including 22,064 shares of Class A Common Stock issuable pursuant to anti-dilution provisions contained in such warrants). The Selling Securityholder Securities are being registered to permit public secondary trading of the Units, the Class A Common Stock and/or the Warrants, and the Selling Securityholders may offer such Units, shares of Class A Common Stock and Warrants for resale from time to time. See "Plan of Distribution." For a description of the Company's Common Stock, Class A Warrants, Class B Warrants, see "Description of Securities."

     The following table sets forth the names of each Selling Securityholder and for each, the number of shares of Class A Common Stock beneficially owned at the commencement of the offering and the number of Shares or Units (and/or shares of Class A Common Stock, Class A Warrants and Class B Warrants contained therein) offered for sale, based on information provided to the Company by such Selling Securityholders. The shares of Class A Common Stock, the Units and the underlying securities are being registered to permit public secondary trading of such securities and the Selling Securityholders may offer such securities for resale from time to time. See "Plan of Distribution."

     The Company has filed with the Commission under the Securities Act a Registration Statement on Form S-3, of which this Prospectus forms a part, with respect to the resale of the Selling Securityholder Securities. The Company has agreed, among other things, to bear certain expenses in connection with the registration and sale of the shares of Class A Common Stock and Warrants being offered by the Selling Securityholders. See "Plan of Distribution."

     Set forth below is certain information with respect to each Selling Securityholder as of the date of this Prospectus. Except as indicated below, to the best of the Company's knowledge, there have been no material relationships between any of the Selling Securityholders and the Company within the past three years. Except as noted below, none of the Selling Securityholders hold any other securities of the Company. None of the Selling Securityholders are officers or directors of the Company.

                                           	1997 Private Placement Securities


                                                                       Number of Shares of
                                                                       Class A Common Stock
                                            Number of                  Beneficially Owned by           Percentage
                                            Units(1) offered by the    Selling Securityholder at       Beneficially Owned at
Selling Securityholder                      Selling Securityholder     Commencement of Offering(2)     Commencement of Offering

Edith Abramowitz                               7,937                        74,757                        1.61
Robert Paul Albrecht                           3,968                        25,535                           *
Allenstown Partners                           15,874                        69,077                        1.49
Jacob M. Alpert                                3,968                        17,817                           *
Bruce Ampolsky                                23,811                       103,616                        2.22
John D. Balk                                   7,937                        82,131                        1.77
David & Louis Beakley, JTWROS                  3,968                        24,618                           *
Philip S. & Carolyn Lofton Benner, JTWROS      3,968                        17,267                           *
Charles M. Berger                             15,874                        69,077                        1.49
B. F. Industries, Inc.                         7,937                        34,538                           *
Edwin R. Bindseil                             31,748                       232,500                        4.87
John E. Bishop                                 7,937                        34,538                           *
Owen W. Blum                                  15,874                       104,052                        2.24
John C. Botdorf                                7,937                        79,114                        1.17
Marialby Caceres                              19,048                        75,984                        1.64
Buford Campbell Revocable Trust                7,937                        80,242                        1.74
Charles W. & Roberta S. Chambers, JTWROS      15,874                        69,077                        1.49
D. Clein                                      15,874                       124,620                        2.67
Jack B. Cook                                   7,937                        34,538                           *
Charles J. & Ilga A. Cooper, JTWROS           15,874                        86,600                        1.87
Keith H. Cooper                                7,937                        77,997                        1.68
Rox Barnes Covert                             15,874                        69,077                        1.49
Raymond A. Dearchs                            15,874                        70,077                        1.51
Thomas A. Diliberto                            7,937                        34,538                           *
Joseph DiMauro                                15,874                       154,812                        3.29
Mitchell C. & Patricia G. Elman, JTWROS        7,937                        34,538                           *
Benjamin & Sylvia Fader, JTWROS                7,937                        62,116                        1.35
Edward J. Farrell                             15,874                        69,077                        1.49
Holly Freyre                                   7,937                        46,089                        1.00
Stephen J. Garchik                            15,874                        69,077                        1.49
Jerry W. Grace                                 7,937                        34,538                           *
Graves Oil Company, Inc.                       3,968                        17,267                           *
Lloyd A & Alemene C. Greene, JTWROS            3,968                        17,267                           *
John T. & Carol A. Haran, JTWROS               7,937                        82,011                        1.77
Delaware Charter Guaratee & Trust Co.
   F/B/O Laurence S. Heller IRA-RO
   (Retirement Plan)                          15,874                        69,077                        1.49
HT Partners                                    7,937                        34,538                           *
G.C. Jewell                                   15,874                        70,077                        1.51
Lowell N. Kairys                              15,874                        85,835                        1.85
Ralph K. Kato                                 15,874                        69,077                        1.49
Steve & Rebecca Sue Katz, JTWROS               7,937                        36,538                           *
Edward J. Kfoury                               3,968                        17,267                           *
Robert R.B. Kidd                               3,968                        23,345                           *
P. Elliott Kirven                             15,874                        73,077                        1.58
Gary & Tatyana Komsky, JTWROS                  7,937                        45,710                           *
Israel Krakowski                              23,811                       107,302                        2.30
Lawrence R. Jackqueline L. Kuhnert, JTWROS    15,874                        77,780                        1.68
George Kupfrian IRA                           31,748                       138,155                        2.94
Landmark Associates                           12,699                        55,621                        1.20
Daniel R. Lee                                 31,748                       164,327                        3.94
James Lees                                     7,937                        34,538                           *
A.F. Lehmkuhl                                  7,937                       162,183                        3.49
Charles Leithauser                             7,937                        34,538                           *
Julie A. Lerner                                3,968                        39,025                           *
Stanley F. Lincoln                             7,937                        34,538                           *
Barry J. Lind                                  3,968                        17,267                           *
Barry J. Lind Revocable Trust                 35,716                       155,422                        3.30
Barry J. Lind & Neil G. Bluhm, TIC            31,748                       138,155                        2.94
Christian Ludwigsen                           15,874                        69,077                        1.49
Peter & Patricia A. Maher, JTWROS             23,811                       154,408                        3.29
Gary Marano                                    7,937                        94,050                        2.03
John Marks                                    15,874                        95,921                        2.06
Bruce P. Martin                                7,937                        69,691                        1.51
Donald P. Martin                               7,937                        47,592                        1.03
Herbert Maxwell                                7,937                        68,968                        1.49
David H. McAlpin, Jr.                         23,811                       155,205                        3.30
William H. McCartney                           7,937                        87,812                        1.89
Jane & Thomas McLendon, JTWROS                 7,937                        34,538                           *
James J. & Judy A. McQuade, TIC                7,937                        34,538                           *
Paul Medici                                    3,968                        17,267                           *
Danny L. & Janet E. Messick, JTWROS            3,968                        19,267                           *
Mid Plains Construction                        3,968                        60,779                        1.32
Abraham Mizrahi                                3,968                        17,267                           *
Philip Montagno                                7,937                        34,538                           *
Charles Morgan                                 7,937                        34,538                           *
Peter Muserlian                               47,622                       207,233                        4.35
David P. Norum Trust                           7,937                        49,333                        1.07
F/B/O David W. Oliver IRA Rollover            15,874                        85,177                        1.84
Steven N. Ostrovsky                            7,937                       196,853                        4.17
Anthony Pace                                   3,968                        26,763                           *
William A. Pair                               15,874                       111,057                        2.38
Anthony J. Palma                               7,937                        34,538                           *
Augusto Panzini                                7,937                        34,538                           *
Geoffrey M. Parrillo                           3,968                        17,267                           *
Eugene L. Pearce, III                          7,937                        70,288                        1.52
Craig A. & Barbara Peterson, JTWROS            7,937                        34,538                           *
John S. Pirretti                               7,937                        74,171                        1.60
August Pisto                                   7,937                        56,491                        1.22
Michael Pizitz                                 7,937                        34,538                           *
Richard Pizitz                                 7,937                        34,538                           *
Herbert B. & Marilyn Platzner, JTROS           7,937                        34,538                           *
James M. & Nell W. Potter, TIC                15,874                       107,509                        2.30
Jack Price                                     7,937                       119,429                        2.56
Michael & Irene Reingold JTWROS                3,968                        21,618                           *
Dennis B. Richards                            31,748                       138,155                        2.94
M. Jerome Rieger IRA Rollover                 15,874                        69,077                        1.49
Dawn Roccaro                                   7,937                        34,538                           *
Lawrence J. Rodler                             3,968                        33,790                           *
Nancy A. Roehl                                31,748                       152,580                        3.25
Gene Rosenberg                                 7,937                        34,538                           *
Leonard & Nancy Rossicone, JTWROS              7,937                        45,710                           *
Lawrence Rothberg                              3,968                        21,618                           *
Alan J. Rubin                                 15,874                        69,077                        1.49
Rodney Ruebsahm                                7,937                        34,538                           *
Robert A. Scappa                               7,937                        39,006                           *
Richard B. Schechter                           7,937                        34,538                           *
Adolph R. Shiver                               7,937                        34,538                           *
Richard S. & Cynthia D. Simms, JTWROS          7,937                        35,655                           *
Robert B. Speed Retirement Plan               15,874                        97,865                        2.10
Eugene L. Smith                                3,968                        23,970                           *
Richard Staelin                               15,874                        69,077                        1.49
Faye Stilley                                   7,937                        66,581                        1.44
Joel A. Stone                                 47,622                       207,233                        4.35
Stephen J. Stoute                             31,748                       164,178                        3.49
Harriet Sussman                                7,937                        34,538                           *
Roger Tallman                                  3,968                        17,267                           *
Samuel J. Talucci                              3,968                        47,728                        1.04
Richard Tauber                                 7,937                        34,538                           *
Elizabeth Taylor                               7,937                        45,519                           *
Stewart Taylor                                 7,937                        34,538                           *
Douglas M. Trabilcy                           39,685                       225,538                        4.72
Perry Trebatch                                 7,937                        34,538                           *
Triad Petroleum Defined Benefit
   Pension Plan                                7,937                        34,538                           *
James & Li-Mei Tzeng, JTWROS                   3,968                        36,873                           *
Lee Van Lenten                                 3,968                        17,267                           *
Francine Urdang                               15,874                        99,956                        2.56
Andrew Weissman                                7,937                        34,538                           *
William Wesley                                 7,937                        34,538                           *
Wilner Enterprises                            31,748                       185,918                        3.92
C.W. Witte                                     7,937                       153,712                        3.27
The David C. Wohl Trust u/a/d 6/18/91          7,937                        51,497                        1.12
Randall L. Wood Trust u/t/a dated
   6/17/96                                     7,937                        34,538                           *
Woodland Construction Corp.                   31,748                       138,155                        2.94
Greg Alan Yolowitz                             3,968                        17,817                           *


<F1>
(1) Each Unit consisting of one share of Class A Common Stock, approximately 1.11721 Class A Warrants and approximately
    1.11721 Class B Warrants.

<F2>
(2) Includes shares of Class A Common Stock underlying the Units, the Class A Warrants and the Class B Warrants purchased in the 1997 Private Placement and offered by the Selling Securityholder as well as any Class A Common Stock held by such Selling Securityholder or underlying any Units, Class A Warrants or Class B Warrants held by such Selling Securityholder in addition to the securities purchased in the 1997 Private Placement.




     The above Selling Securityholders have agreed not to sell the Class A Common Stock, the Class A Warrants and the Class B Warrants comprising such Units except after the time periods and in the percentage amounts set forth below and not to exercise the Class A Warrants and the Class B Warrants for a period of one year following the Closing relating to the issuance thereof.


                                                         Percentage
    Lock Up Period	                                      Eligible for Resale
    _______________________________________________      ___________________

    Prior to June 18, 1997		                                   None

    Period from June 18, 1997 to October 18, 1997		             50%

    After October 18, 1997		                                   100%

                    	1992 Private Placement Securities

     Each of the Selling Securityholders listed below with a reference to footnote (2) is either an officer, director or employee of either D.H. Blair Investment Banking Corp. ("Blair"), an investment banking firm which acted as underwriter of the Company's IPO in January 1995 and placement agent for private placements of securities by the Company in 1992, 1994 and 1997, or D.H. Blair & Co., Inc. ("Blair & Co."), which was a selected dealer in these offerings.

     In connection with the Company's 1997 Private Placement, Blair received a placement agent fee of $300,000, a non-accountable expense allowance of $90,000 and a Unit Purchase Option to purchase 561,146 Units. In connection with the Company's IPO in January and February 1995, Blair received an aggregate of $891,250 in underwriting discounts and commissions and a non-accountable expense allowance of $267,375, and Blair and its designees were issued Unit Purchase Options to purchase up to 155,000 Units (which options and their underlying securities are not transferable until January 18, 1998). In connection with a private placement in September 1994, Blair served as placement agent and received an aggregate of $195,000 from the Company as commissions
(including a non-accounting expense allowance).



                                   Number of                Number of Shares of
                                   Shares of Class A        Class A Common Stock                Percentage
                                   Common Stock Offered     Beneficially Owned by               Beneficially Owned
                                   by the Selling           Selling Securityholder at           at Commencement
Selling Securityholder	            Securityholder	          Commencement of Offering(1)     	   of Offering

Kenton Wood(2)                        4,500                     4,500                                  *
Rivki Rosenwald(2)                   44,100(3)                 44,100(3)                               *
Ruki Renov(2)                        75,600(4)                 75,600(4)                            1.65
Esther Stahler(2)                    69,300(5)                 69,300(5)                            1.52
Laya Perlysky(2)                     31,500                    31,500                                  *
Martin A. Bell(2)                    50,000                    50,000                               1.10
Evan Novak(2)                        18,500                    18,500                                  *
Dominic Cavagnulo(2)                 18,500                    18,500                                  *
Darren Orlando(2)                    18,500                    18,500                                  *
David Lerner(2)                      63,681(6)                 63,681(6)                            1.40
Al Palagonia(2)                     125,686(6)                125,686(6)                            2.76
William L. Cameron                    3,491(6)                  3,491(6)                               *
Donald Softness Family Trust          3,491(6)                  3,491(6)                               *
Fred Kassner                         13,965(6)                 13,965(6)                               *
________________________________________________________________________________
	                   TOTAL           540,814                   540,814


<F1>
(1) Does not include shares of Class E-1 Common Stock and Class E-2 Common Stock held or shares of Class A Common Stock and warrants underlying Unit Purchase Options not exercisable within 60 days of the date hereof.

<F2>
(2)	Each individual is an officer, director or employee of Blair or
    Blair & Co.

Page 31

<F3>
(3)	Includes 6,300 shares of Class A Common Stock owned by each of
    Rivki Rosenwald C/F Doni Rosenwald and Rivki Rosenwald C/F Joshy
    Rosenwald.

<F4>
(4)	Includes 6,300 shares of Class A Common Stock beneficially owned by each of Ruki Renov C/F Ari Renov, Ruki Renov C/F Yarel Renov, Ruki Renov C/F Yoni Renov, Ruki Renov C/F Tova Renov, Ruki Renov
    C/F Tani Renov, Ruki Renov C/F Eli Renov and Ruki Renov C/F
    Emily Renov.

<F5>
(5)	Includes 6,300 shares of Class A Common Stock beneficially owned by each of Esther Stahler C/F Jamie Stahler, Esther Stahler C/F Daniel Stahler, Esther Stahler C/F David Stahler, Esther Stahler
    C/F Lisa Stahler, Esther Stahler C/F Avi Stahler and Esther
    Stahler C/F Eli Stahler.

<F6>
(6)	Consists of Class A Common Stock issuable upon exercise of the
    1992 Private Placement Warrants.





                       	PLAN OF DISTRIBUTION

     The Selling Securityholder Securities may be sold from time to time to purchasers directly by any of the Selling Securityholders, or, alternatively, any of the Selling Securityholders may from time to time offer the Selling Securityholder Securities through dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Securityholders and/or purchasers of the Selling Securityholder Securities for whom they may act as agent. Sales will be made at prices and on terms then prevailing or at prices related to the current market price, or in negotiated transactions. A Selling Securityholder that sells such Selling Securityholder Securities pursuant to the Registration Statement of which this Prospectus is a part will be required to deliver such Prospectus to purchasers and will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales. There can be no assurance that any of the Selling Securityholder Securities will be sold by the Selling Securityholders.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Selling Securityholder Warrants may not simultaneously engage in market-making activities with respect to any securities of the Company during the applicable "cooling off" period (currently a period of up to five business days) prior to the commencement of such distribution. Accordingly, in the event Blair or Blair & Co. is engaged in a distribution of the Selling Securityholder Warrants, neither of such firms will be able to make a market in the Company's securities during the applicable restrictive period. However, neither Blair nor Blair & Co. have agreed to nor is either of them obligated to act as a broker-dealer. In addition, each Selling Securityholder desiring to sell Warrants will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of the purchases and sales of shares of the Company's securities by such Selling Securityholders.

Holders of outstanding Warrants can exercise their Warrants for their applicable underlying securities upon payment of the exercise prices therefor to the Company. The Company has agreed not to solicit Warrant exercises other than through Blair unless Blair declines or is unable to make such solicitation. Except for any Warrants held by Blair at the time of exercise, upon any exercise of the Class A and Class B Warrants, the Company will pay a fee to Blair (the "Solicitation Fee") of 5% of the aggregate exercise price if
(i) the market price of the Company's Class A Common Stock on the date the Warrants are exercised is greater than the then exercise price of the Warrants; (ii) the exercise of the Warrants was solicited by a member of the National Association of Securities Dealers, Inc. designated in writing by the warrantholder as having solicited the exercise; (iii) the Warrants are not held in a discretionary account; (iv) disclosure of compensation arrangements is made both at the time of the offering and at the time of exercise of the Warrants; and (v) the solicitation of exercise of the Warrants was not in violation of Regulation M promulgated under the Exchange Act. Blair may reallow a portion of the Solicitation Fee to members of the National Association of Securities Dealers, Inc. The costs of Blair's solicitation will be borne by the Company.

     The Selling Securityholders and broker-dealers, if any, acting in connection with such sale might be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act and any commission received by them and any profit on the resale of the securities might be deemed to be underwriting discounts and commissions under the Securities Act.

     The Company has agreed to pay substantially all of the expenses incident to the registration of all of the securities covered under this Prospectus, other than transfer taxes, if any, and commissions and discounts of dealers and agents.



                     	DESCRIPTION OF SECURITIES

Units

     Each Unit consists of one share of Class A Common Stock, approximately 1.11721 redeemable Class A Warrants and approximately
1.11721 redeemable Class B Warrants. Each Class A Warrant entitles the holder to purchase one share of Class A Common Stock and one redeemable Class B Warrant. Each Class B Warrant entitles the holder to purchase one share of Class A Common Stock. The Class A Common Stock and Warrants comprising the Units are transferable separately immediately upon issuance.


Common Stock

     Class A Common Stock.    The Company is authorized to issue
20,000,000 shares of Class A Common Stock. The Company currently has 2,954,260 shares of Class A Common Stock outstanding and an additional 4,329,840 shares of Class A Common Stock reserved for issuance on conversion of outstanding Class B Common Stock and Class E Common Stock and exercise of Class A Warrants, Class B Warrants (including the Class B Warrants underlying the Class A Warrants) and options. Due to the number of Units sold in the 1997 Private Placement, there is not sufficient authorized Class A Common Stock for issuance in, or reservation for issuance on exercise of the Warrants issued in the 1997 Private Placement. Accordingly, officers, directors and employees of the Company and others (including certain officers of Blair and Blair & Co.) holding an

Page 33
aggregate of 1,328,399 shares of Class B Common Stock, 2,092,144 shares of Class E Common Stock issued and to be issued and options and warrants to purchase 2,166,000 shares of Class A Common Stock, which are convertible into or exercisable, under certain circumstances, into an aggregate of 5,586,543 shares of Class A Common Stock, have agreed that they will not convert shares of Class B and Class E Common Stock or exercise certain options into Class A Common Stock to the extent required until a sufficient number of additional shares of Class A Common Stock are authorized by the Stockholders of the Company. The Company's Board of Directors has approved an increase in the authorized Class A Common Stock to 40,000,000 shares, subject to approval by the Company's shareholders.

     Holders of Class A Common Stock have the right to cast one vote for each share held of record on all matters submitted to a vote of holders of Class A Common Stock, including the election of directors. The Class A, Class B, Class E-1 and Class E-2 Common Stock vote together as a single class on all matters on which stockholders may vote, except when class voting is required by applicable law. The Class A Common Stock shareholders will vote as a class for the increase in the authorized Class A Common Stock.

     Holders of Class A Common Stock are entitled to receive such dividends, together with the holders of Class B, Class E-1 and Class E-2 Common Stock, pro rata based on the number of shares held, when, as and if declared by the Board of Directors, from funds legally available therefor, subject to the rights of holders of any outstanding preferred stock. In the case of dividends or other distributions payable in stock of the Company, including distributions pursuant to stock splits or division of stock of the Company, only shares of Class A Common Stock will be distributed with respect to Class A Common Stock. In the event of the liquidation, dissolution or winding up of the affairs of the Company, all assets and funds of the Company remaining after the payment of all debts and other liabilities, subject to the rights of the holders of any outstanding preferred stock, shall be distributed, pro rata, among the holders of the Class A, Class B, Class E-1 and Class E-2 Common Stock. Holders of Class A Common Stock are not entitled to preemptive, subscription, cumulative voting or conversion rights, and there are no redemption or sinking fund provisions applicable to the Class A Common Stock. All outstanding shares of Class A Common Stock are, and the shares of Class A Common Stock offered hereby will be when issued, fully paid and non-assessable.


     Class B Common Stock.    The Company is authorized to issue
2,000,000 shares of Class B Common Stock, $.01 par value, 1,372,566 of which are issued and outstanding as of January 31, 1997 and held by 23 holders of record, including 781,244 shares held in escrow.

     Each share of Class B Common Stock is entitled to six votes on all matters on which stockholders may vote, including the election of directors. The Class A, Class B, Class E-1 and Class E-2 Common
Stock vote together as a single class on all matters on which stockholders may vote, except when class voting is required by applicable law.

     Holders of Class B Common Stock are entitled to participate together with the holders of Class A, Class E-1 and Class E-2 Common Stock, pro rata based on the number of shares held, in the payment of cash dividends and in the liquidation, dissolution and winding up of the Company, subject to the rights of holders of any outstanding preferred stock. In the case of dividends, or other distributions payable in stock of the Company, including distributions pursuant to stock splits or divisions of stock of the Company, only shares of Class A Common Stock shall be distributed with respect to Class B Common Stock.

     Shares of Class B Common Stock are automatically convertible into an equivalent number of fully paid and non-assessable shares of Class A Common Stock upon the sale or transfer of such shares by the original record holder thereof except to another holder of Class B Common Stock. Each share of Class B Common Stock also is convertible at any time upon the option of the holder into one share of Class A Common Stock. There are no preemptive, subscription, redemption, conversion or cumulative voting rights applicable to the Class B Common Stock.

     Class E-1 and E-2 Common Stock.    The Company is authorized to
issue 2,000,000 shares of Class E-1 Common Stock, $.01 par value, 1,478,637 of which are issued, outstanding and to be issued and held by approximately 100 holders of record and is authorized to issue 2,000,000 shares of Class E-2 Common Stock, $.01 par value, 1,478,637 of which are issued, outstanding and to be issued and held by approximately 100 holders of record. Each share of Class E-1 and E-2 Common Stock is entitled to one vote on all matters on which stockholders may vote, including the election of directors. The Class A, Class B, Class E-1 and Class E-2 Common Stock vote together as a single class on all matters on which stockholders may vote, except when class voting is required by applicable law.

     Holders of Class E-1 and E-2 Common Stock are entitled to participate together with the holders of Class A and Class B Common Stock, pro rata based on the number of shares held, in the payment of cash dividends and in the liquidation, dissolution and winding up of the Company, subject to the rights of holders of any outstanding preferred stock. In the case of dividends, or other distributions payable in stock of the Company, including distributions pursuant to stock splits or divisions of stock of the Company, only shares of Class A Common Stock shall be distributed with respect to Class E-1 and E-2 Common Stock.

     The Class E-1 shares will be automatically converted into Class
A Common Stock, if, and only if, one or more of the following conditions is met: (i) the Company's net income before provision for income taxes and exclusive of any extraordinary earnings (as audited by the Company's independent public accountants) (the "Minimum Pre-tax Income") amounts to at least $8.9 million for the fiscal year ending July 31, 1997; (ii) the Minimum Pre-tax Income amounts to at least $11.9 million for the fiscal year ending July 31, 1998; (iii) the Bid Price of the Company's Class A Common Stock averages in excess of $22.33 per share for 30 consecutive business days through January 18, 1998; (iv) the Company is acquired by or merged into another entity for which stockholders of the Company receive per share consideration equal to or greater than the levels set forth in (ii) and (iii) above.

     The Class E-2 Shares will be automatically converted into Class
A Common Stock if, and only if, one or more of the following conditions is met: (i) the Minimum Pre-tax Income amounts to at least $10.9 million for the fiscal year ending July 31, 1997; (ii) the Minimum Pre-tax Income amounts to at least approximately $14.6 for the fiscal year ending July 31, 1998; (iii) the Bid Price of the Company's Class A Common Stock averages in excess of $29.70 per share for 30 consecutive business days through January 18, 1998; (iv) the Company is acquired by or merged into another entity for which stockholders of the Company receive per share consideration equal to or greater than the levels set forth in (iii) above.

     Any Class E Shares not previously converted will be redeemed by the Company for nominal consideration if such earnings levels or market price targets are not attained.


     Escrow Shares.   In connection with a private placement completed
in September 1993, the present holders of the Company's Class B
Common Stock (other than Mr. Medici, who acquired his shares of Class B Common Stock subsequent to September 1993) placed into escrow on a pro rata basis, an aggregate of 781,244 of their shares. Such stockholders will continue to vote the Escrow Shares; however, the Escrow Shares are not assignable or transferable. The following sets forth the number of Escrow Shares owned by the executive officers, directors and principal stockholders of the Company:

        Name	                        Number of Shares
        _____________________       __________________
        Thomas H. Lipscomb		            427,409
        Alan N. Alpern		                 94,591

     The Escrow Shares will be released to the stockholders in the event that: (i) the Minimum Pre-tax Income amounts to at least approximately $10 million for the twelve months ending December 31, 1997; (ii) the Bid Price of the Company's Class A Common Stock shall average in excess of $18.00 for 30 consecutive days through January 18, 1998.

     The Minimum Pre-tax Income amounts set forth above are subject to increase proportionately, with certain limitations, for issuance of the additional shares of Class A Common Stock and securities convertible into, exchangeable for Class A Common Stock and will be subject to increase on the occurrence of certain events. The Bid Price amounts set forth above are subject to adjustment in the event of any stock splits, reverse stock splits or other similar events.

     Any money, securities, rights or property distributed in respect of the Escrow Shares or the Class E Shares, including any property distributed as dividends or pursuant to any stock split, merger, recapitalization, dissolution, or total or partial liquidation of the Company, shall be held in escrow until release of the Escrow Shares or conversion of the Class E Shares. If none of the applicable earnings or market price levels set forth above have been met by May 1, 1998, the Escrow Shares, as well as any dividends or other distributions made with respect thereto, will be contributed to the capital of the Company and the Class E Shares, as well as any dividends or other disbursements made with respect thereto, will be redeemed by the Company for nominal consideration and cancelled. The Company expects that the release of the Escrow Shares to, or conversion of Class E Shares held by, officers, directors, employees and consultants of the Company will be deemed compensatory and, accordingly, will result in a substantial charge to reportable earnings, which would equal the fair market value of such shares on the date of release. Such charge could substantially increase the loss or reduce or eliminate the Company's net income for financial reporting purposes for the period(s) during which such shares are, or become probable of being, released from escrow or converted to Class A Common Stock. Although the amount of compensation expense recognized by the Company will not affect the Company's total stockholders' equity, it may have a negative effect on the market price of the Company's securities.

     The earnings and market price levels set forth above were determined by negotiation between the Company and Blair and should not be construed to imply or predict any future earnings by the Company or any increase in the market price of its securities.

     Voting Trust.    Substantially all of the Class A Common Stock,
Class B Common Stock and Class E Common Stock beneficially owned by Thomas H. Lipscomb and Alan N. Alpern constituting 40.3% and 9.1% of the percentage of the vote of all classes of common stock of the Company, respectively, have been deposited in a voting trust or are subject to an irrevocable proxy until February 18, 2000. Pursuant to the voting trust or irrevocable proxy, the shares will be voted at the direction of a majority of the Company's non-management directors and Mr. Medici, subject to certain exceptions, including certain mergers and sale of all or substantially all of the Company's assets.
 The shares deposited in the voting trust or irrevocable proxy will be released from the voting trust or irrevocable proxy on the sale of the shares.


Redeemable Warrants

     Class A Warrants.    At the date of this Prospectus the Company
had 4,714,772 Class A Warrants outstanding including 494,623 Class A
Warrants issued pursuant to anti-dilution provisions contained in the Class A Warrants. Each Class A Warrant entitles the registered holder to purchase one share of Class A Common Stock and one Class B Warrant at an exercise price which is currently equal to $5.82 at any time until 5:00 P.M., New York City time, on February 18, 2002. The number of shares of Class A Warrants held be the holders thereof is exercisable and the exercise price of such Warrants have been adjusted as a result of the issuance of securities in the 1997 Private Placement pursuant to anti-dilution provisions contained in such Warrants. The Class A Warrants will be redeemable by the Company commencing after March 31, 1998, on 30 days' written notice at a redemption price of $.05 per Class A
Warrant if the "closing price" of the Company's Class A Common Stock for any 30 consecutive trading days ending within 15 days of the notice of redemption averages in excess of $9.10 per share. "Closing price" shall mean the closing bid price if listed in the over-the-counter market on Nasdaq or otherwise or the closing sale price if listed on the Nasdaq National Market or a national securities exchange. All Class A Warrants must be redeemed if any are redeemed.

      Class B Warrants.    At the date of this Prospectus, the Company
had 3,782,604 Class B Warrants outstanding, including 396,830 Class B Warrants issued pursuant to anti-dilution provision contained in the Class B Warrants. Each Class B Warrant entitles the registered holder to purchase one share of Class A Common Stock at an exercise price which is currently equal to $7.83 at any time after issuance until 5:00 P.M.
New York City time, on February 18, 2002.  The number of Class A
Warrants held by the holders thereof and the exercise price of such Warrants have been adjusted as a result of the issuance of securities in the 1997 Private Placement pursuant to anti-dilution provisions contained in such Warrants. The Class B Warrants will be redeemable by the Company on 30 days' written notice at a redemption price of $.05 per Class B Warrant if the closing price of the Company's Class A Common Stock for any 30 consecutive trading days ending within 15 days of the notice of redemption averages in excess of $12.25 per share. All Class B Warrants must be redeemed if any are redeemed.

     General.    The Class A Warrants and Class B Warrants were issued
pursuant to the Warrant Agreement and are evidenced by warrant certificates in registered form. The Warrants provide for adjustment of the exercise price and for a change in the number of shares issuable upon exercise to protect holders against dilution in the event of a stock dividend, stock split, combination or reclassification of the Common Stock or upon certain issuances of shares of Common Stock at prices lower than the market value other than certain excluded issuances, including issuances upon exercise of options granted to employees, directors and consultants to the Company, or options to be granted under the Company's stock option plans and upon the sale of common stock or convertible securities in a firm commitment public offering including shares sold upon exercise of an underwriter's over-allotment option.

     The exercise prices of the Warrants were determined by negotiation between the Company and Blair in connection with the IPO and should not be construed to be predictive of or to imply that any price increases in the Company's securities will occur.

     A Warrant may be exercised upon surrender of the Warrant certificate on or prior to its expiration date (or earlier redemption date) at the offices of American Stock Transfer & Trust Company, New York, New York, the warrant agent, with the form of "Election to Purchase" on the reverse side of the Warrant certificate completed and executed as indicated, accompanied by payment of the full exercise price (by certified or bank check payable to the order of the Company) for the number of shares with respect to which the Warrant is being exercised. Shares issued upon exercise of Warrants and payment in accordance with the terms of the Warrants will be fully paid and non-assessable.

     Investors in the 1997 Private Placement agreed not to (i) sell any of the Securities until June 18, 1997 and thereafter, not to sell more than 50% of the Securities until the October 18, 1997 and
(ii) not to exercise the Warrants until one year after the closing relating to the issuance thereof.

     The Warrants do not confer upon the Warrantholder any voting or other rights of a stockholder of the Company. Upon notice to the holders of Warrants, the Company has the right to reduce the exercise price or extend the expiration date of the Warrants.

     Other Warrants.    At January 31, 1997, the Company had other
outstanding warrants to purchase an aggregate of 210,324 shares of Class A Common Stock, which are exercisable through September 10, 2002 at an exercise price of $.50 to $2.50 per share and which contain anti-dilution provisions and demand and "piggy-back" registration rights.



IPO Unit Purchase Option

     The Company has outstanding IPO Unit Purchase Option to purchase 155,000 Units, such Units consisting of an aggregate of 155,000 shares of Class A Common Stock, 173,167 Class A Warrants and, 173,167 Class B Warrants (including 18,167 Class A Warrants and 18,167 Class B
Warrants issuable pursuant to anti-dilution provisions contained in such Warrants) and 173,167 shares of Class A Common Stock and 173,167 Class B Warrants underlying the 173,167 Class A Warrants. The Class A Warrants and the Class B Warrants are exercisable until January 18, 2000 at an exercise price of $6.60 per share of Class A Common Stock, $.05 per Class A Warrant and $.10 per Class B Warrant, subject to adjustment in certain limited events to protect against dilution.
The Class A Warrants and Class B Warrants underlying the IPO Unit Purchase Options are exercisable on the same terms and conditions as the Class A and Class B Warrants except that they are not subject to redemption by the Company unless, on the redemption date, the IPO Unit Purchase Option has been exercised and the underlying Warrants are outstanding. The holders of the IPO Unit Purchase Options have demand and piggy-back registration rights with respect to the securities underlying the IPO Unit Purchase Options.

Private Placement Unit Purchase Option

     The Company has granted to Blair the Private Placement Unit
Purchase Option to purchase up to 561,146 Units consisting of an aggregate of 561,146 shares of Class A Common Stock, 626,917 Class A Warrants and 626,917 Class B Warrants. The Units issuable upon exercise of the
Private Offering Unit Purchase Option will, when so issued, be identical to the Units offered in the 1997 Private Placement.
The Private Placement Unit Purchase Option is exercisable until
February 18, 2002.  The holders of the Private Placement Unit
Purchase Option have certain demand and piggyback registration rights. The Class A Warrants and Class B Warrants underlying the
Private Placement Unit Purchase Option are exercisable on the same terms and conditions as the Class A and Class B Warrants except that they are not subject to redemption by the Company unless, on the redemption date, the Private Placement Unit Purchase Option has been exercised and the underlying Warrants are outstanding. The holders of the Private Placement Unit Purchase Options have demand and piggy-back registration rights with respect to the securities underlying the Private Placement Unit Purchase Options.

Preferred Stock

     General.    The Certificate of Incorporation of the Company
authorizes the issuance of up to 4,950,000 shares of preferred stock, none of which are currently outstanding. The Board of Directors, within the limitations and restrictions contained in the Certificate of Incorporation and without further action by the Company's stockholders, has the authority to issue shares of preferred stock from time to time in one or more series and to fix the number of shares and the relative rights, conversion rights, voting rights, and terms of redemption, liquidation preferences and any other preferences, special rights and qualifications of any such series. Any issuance of preferred stock could, under certain circumstances, have the effect of delaying or preventing a change in control of the Company and may adversely affect the rights of holders of Common Stock. The Company has no present plans to issue any shares of preferred stock.

Business Combination Provisions

     The Company is subject to a Delaware statute regulating
"business combinations," defined to include a broad range of transactions, between Delaware corporations and "interested shareholders," defined as persons who have acquired at least 15% of a corporation's stock. Under the law, a corporation may not engage in any business combination with any interested shareholder for a period of three years from the date such person became an interested shareholder unless certain conditions are satisfied. The statute contains provisions enabling a corporation to avoid the statute's restrictions. The Company has not sought to "elect out" of the Delaware statute and, therefore, the restrictions imposed by such statute will apply to the Company.

Transfer Agent and Warrant Agent

     American Stock Transfer & Trust Company, New York, New York serves as transfer agent for the Class A Common Stock and warrant agent for the Warrants.




                             	LEGAL MATTERS


     The validity of the securities offered hereby will be passed upon for the Company by Bachner, Tally, Polevoy & Misher LLP, New
York, New York. Bachner, Tally, Polevoy & Misher represents Blair in other matters.




                                	EXPERTS

     The balance sheet as of July 31, 1996, and the related statements of operations, cash flows and stockholders' equity for the year ended July 31, 1996 and for the period from November 18, 1991 (inception) to July 31, 1996 included in the Company's Form 10-KSB dated July 31, 1996 and incorporated herein by reference, have been included therein in reliance on the report of Richard A. Eisner & Company, LLP independent auditors, given on the authority of that firm as experts in accounting and auditing. Their report includes a modification relating to an uncertainty regarding the Company's ability to continue as a going concern.


                     ____________________________



                          TABLE OF CONTENTS
                                                       Page
                                                       ____

  Available Information	                                 5
  Incorporation of Certain Documents by Reference	       5
  The Company	                                           7
  Risk Factors	                                         11
  Use of Proceeds	                                      23
  Dividend Policy	                                      24
  Limitation of Liability and Indemnification	          24
  Selling Securityholders	                              25
  Plan of Distribution                                  31
  Description of Securities	                            32
  Legal Matters	                                        39
  Experts	                                              39